Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Year ended December 31
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

Profit on continuing operations before tax	1,345	1,399	1,109	1,152	1,282

Fixed charges: interest expense (B) (1)	1,141	1,291	1,549	1,774	1,067

Earnings before taxes and fixed charges (A)	2,486	2,690	2,658	2,926	2,349

Ratio of earnings to fixed charges (A/B)	218	208	172	165	220

(ii) Including interest on retail deposits

	Year ended December 31
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

Profit on continuing operations before tax	1,345	1,399	1,109	1,152	1,282

Fixed charges: interest expense (B) (1)	3,120	3,363	4,207	4,698	3,778

Earnings before taxes and fixed charges (A)	4,465	4,762	5,316	5,850	5,060

Ratio of earnings to fixed charges (A/B)	143	142	126	125	134

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.